Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Six Months Ended June 30, 2017	2016	2015	2014	2013	2012
	(in thousands, except for ratio)
Earnings:
Pre-tax income before adjustment for income or loss from equity investees	102,942	(5,833)	131,717	177,536	232,126	308,478
Add:
Fixed charges	134,759	185,299	142,418	145,338	137,388	120,409
Subtract:
NCI	4,035	7,732	16,580	21,837	31,274	37,140
Total Earnings	233,666	171,734	257,555	301,037	338,240	391,747

Fixed Charges:
Interest and debt expense	134,281	184,014	140,644	137,370	133,222	119,821
Write-off of deferred financing fees	43	141	1,170	7,468	3,568	-
Interest factor for rent expense(1)	435	1,144	604	500	598	588
Total Fixed Charges	134,759	185,299	142,814	145,338	137,388	120,409

Ratio of earnings to fixed charges(2)	1.7	— (3)	1.8	2.1	2.5	3.3
Deficency	—	(13,565)	—	—	—	—

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.
(2)	Our ratio of earnings to combined fixed charges and preferred dividends for the periods above are the same as our ratio of earnings to fixed charges because we had no preference shares outstanding for the periods presented and currently have no preference shares outstanding.
(3)	Earnings were insufficient to cover fixed charges for such period. The amount of the deficiency by which earnings did not cover fixed charges and preferred stock dividends is disclosed in the above table for each applicable period.